UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PARK PLACE ENERGY CORP.
(Name of Issuer)

Common Shares with a par value of $0.00001
(Title of Class of Securities)

700689 20 1
(CUSIP Number)

     Parvez Tyab
1034 – 55 Stewart Street
Toronto, Ontario
Canada M5V 2V1
(416) 219-1285

     With a copy to:

Macdonald Tuskey
c/o Brandy Craddock
400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1
(604) 648-1674
Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 700689 20 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Parvez Tyab, Trustee of Parvez Tyab Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,234,605 shares
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 8.234,605 shares
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,234,605 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2% based on 36,579,877 common shares issued and outstanding as of March 31, 2014
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This Statement relates to common shares with a par value of $0.00001 of Park Place Energy Corp. (the “Issuer”). The principal executive offices of the Issuer are located 2200 Ross Ave., Suite 4500E, Dallas, Texas 75201.

Item 2. Identity and Background

(a)	Name:

The person on whose behalf this statement is filed is Parvez Tyab, an individual who is the trustee (the “Trustee”) of the Parvez Tyab Family Trust (the “Trust”).

The securities of the Issuer are held indirectly by the Trustee through his capacity as trustee of the Trust. Mr. Tyab does not have any direct ownership of any securities of the Issuer.

(b)	Business Address:

The address of the Trustee and the Trust is 1034 – 55 Stewart Street, Toronto, Ontario, Canada M5V 2V1.

(c)	Principal Business:

The Trustee’s principal business is the management of the Trust.

(d)	Criminal Convictions:

None of the persons providing information in this statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

(e)	Civil Proceedings:

None of the persons providing information in this statement have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Trustee is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Considerations

On March 5, 2014, pursuant to a private placement by the Issuer, the Trust acquired an aggregate of 984,605 shares of common stock of the Issuer at a price of $0.20 per share.

On August 30, 2013, pursuant to a private placement by the Issuer, the Trust acquired an aggregate of 2,200,000 shares of common stock and 2,200,000 warrants of the Issuer at a price of $0.10 per unit, with each unit consisting of one share of the Issuer’s common stock and one common share purchase warrant. Each warrant is exercisable into one share of the Issuer’s common stock for a period of 36 months from the date of closing of the private placement at a price of $0.20 per share.

On September 30, 2011, pursuant to a private placement by the Issuer, the Trust acquired an aggregate of 2,850,000 shares of common stock of the Issuer at a price of $0.075 per share.

All shares were purchased with the working capital of Trust.

Item 4. Purpose of Transaction

The purpose of the transaction described above was for investment purposes.

Depending on market conditions and other factors, the Trustee may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Trustee also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Trustee does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

As of March 31, 2014, the aggregate number and percentage of common shares of the Issuer beneficially owned by Trustee was 6,034,605 shares of common stock and 2,200,000 warrants, or approximately 21.2% of the Issuer. For purposes of this item, shares are deemed to be beneficially owned by a reporting person if the reporting person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership in this item, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by the reporting person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the reporting person as shown above does not necessarily reflect the reporting person’s actual ownership or voting power with respect to the number of common shares actually outstanding on March 31, 2014.

(b)	The Trustee has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 6,034,605 shares of common stock and 2,200,000 warrants of the Issuer.

(c)	Other than as described in Item 3 above, the Trustee has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2014
Dated

/s/ Francis M. Munchinski
Signature

Francis M. Munchinski, Attorney-in-fact
Name/Title*

*Pursuant to a power of attorney filed
concurrently herewith, which is incorporated
herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).